Exhibit 99.1

News Release

B2Gold Corp. Announces Further Positive Drilling Results from the Exploration Program at the
Otjikoto Gold Project in Namibia

Vancouver, November 5, 2013 – B2Gold Corp. (TSX:BTO, NYSE MKT:BTG,NSX:B2G) (“B2Gold” or the “Company”), is pleased to announce additional positive drilling results from the exploration program at the Otjikoto Gold Project in Namibia.  These drill results from the Wolfshag zone further indicate the potential to outline a higher grade resource that could lead to the future expansion of production and/or an increase in the mine life. The Otjikoto mine, currently in construction, is on schedule and on budget to commence production in the fourth quarter of 2014.

Exploration Drill Results

The 2013 Otjikoto Project drilling program, comprising 134 drill holes totaling 23,602.24 metres, was finished in late July and the majority of assay results have been returned.  Drilling was focused on the recently discovered Wolfshag zone, situated immediately to the east and northeast of the planned open pit on the main Otjikoto deposit, where 80 holes totaling 20,920 metres were completed in 2013. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies.

Drilling at Wolfshag concentrated on the northern 1 kilometre of the 1.6 kilometre long zone from section lines 7800N to 8800N.  Drill holes were completed on 100 metres spaced sections and 25 metres spacing on section lines.  This infill drilling is anticipated to upgrade the northern portion of the Wolfshag zone to an inferred resource with the initial resource estimation for the zone expected to be completed by year end.

Select significant new results (uncapped) from the Wolfshag drilling include, from north to south:

•	WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold;

•	WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold;

•	WH13-094 with 25.00 metres at 4.13 g/t gold; including 4.10 metres at 9.30 g/t gold;

•	OT13-367 with 24.20 metres at 6.73 g/t gold, including 14.50 metres at 10.41 g/t gold;

•	OT13-368 with 13.00 metres at 6.37 g/t gold; and,

•	OT13-376 with 16.30 metres at 9.37 g/t, including 12.70 metres at 11.89 g/t gold.

 (A table of selected results is at the end of this release)

Drill hole WH13-103 represents the best hole to date in the northern most portion of the Wolfshag zone.  Holes OT13-368 and OT13-376 are the first holes drilled on sections 7500N and 7300N, respectively, on the southern extension of the Wolfshag zone.  OT13-367 was drilled 25 metres west of OT12-344 (27.10 metres at 2.05 g/t gold, including 6.55 metres at 5.19 g/t gold; see news release dated April 10, 2013) and returned 24.20 metres grading 6.73 g/t gold, including 14.50 metres grading 10.41 g/t gold.  These holes on the southern extension of the Wolfshag zone will be followed up with additional drilling next year to potentially bring this portion of the zone into a mineral resource category.

The drilling on the Wolfshag zone continues to return high grade gold over significant thicknesses in a series of en-echelon stacked, shallow easterly dipping mineralized shoots.   The shoots plunge at 10 to 15 degrees to the southwest and have been traced to the south down plunge for 1,600 metres strike length.  Mineralization consists of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones hosted within albitite + calcite + clay altered metasediments and marble lenses. The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles, the West and East marbles, within a sheared thrust ramp duplex.  The highest grades occur in the western and central portion of the WA shoot, the uppermost mineralized shoot within the Wolfshag zone.  The WA shoot ranges in thickness from 10 to 35 metres over widths of 70 to 110 metres.  The WB shoot is situated 5 to 15 metres below the WA shoot and varies from 3 to 15 metres thickness over 50 to 75 metres width.  Several additional stacked shoots occur below the WA and WB shoots but are not as well defined at the present.

Recent results from the WA shoot include: WH13-103, on section 8600N, with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold, starting at 45.50 metres downhole; WH13-098, on section 8200N, with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold;  OT13-368, with 13.00 metres at 6.37 g/t gold; and, OT13-376, with 16.30 metres at 9.37 g/t, including 12.70 metres at 11.89 g/t gold.

Historic hole OTG2, on section line 6800N, was deepened and intersected Wolfshag style mineralization, grading 9.55 metres at 1.69 g/t gold, including 2.45 metres at 5.62 g/t gold, starting at a depth of 695 metres below surface.  This intersection, four hundred metres south of OT13-366B (11.00 metres at 6.04 g/t gold; see July 17, 2013 news release), indicates that the gold bearing mineralized system is still open at depth to the south and that there is potential to extend the Wolfshag zone to in excess of 2,000 metres.

Several holes were drilled to follow up on zones of mineralization previously identified to the east of the Wolfshag zone.  Hole WH13-121 intersected 1.50 metres grading 10.28 g/t gold in the up plunge extension of the WH41 zone, 125 metres east of the Wolfshag zone.  The WH41 zone has now been traced in excess of 300 metres strike length. A new zone of veining was intersected in hole WH13-128, on section line 8900N, 300 metres to the east of the main Wolfshag zone.  Abundant VG was present in an oxidized hematitic zone which returned 2.40 metres at 64.57 g/t gold starting at a depth of 63 metres. The significance of this new zone of mineralization is unknown at this time.

Construction of the Otjikoto mine continues on schedule and on budget. Otjikoto is scheduled to commence production in fourth quarter of 2014. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

It is important to note that many of the holes from the new Wolfshag zone contain considerably higher grades of gold mineralization than the existing resource.

A summary of selected recent Wolfshag zone results is tabulated below:
HoleID	Line	Station	From	To	Length*	Gold g/t	Gold g/t (samples cut to 45 g/t gold)	Zone
WH13-128	8900	5200	63.00	65.40	2.40	64.57	9.99	New zone to east
incl			63.00	63.50	0.50	307.00	45.00
WH13-121	8800	4925	18.75	20.25	1.50	10.28	10.28	WH41
and			24.50	27.55	3.05	0.76	0.76	WH41
WH13-122	8800	4950	29.70	30.80	1.10	0.89	0.89	WH41
WH13-123	8700	5400	212.00	213.00	1.00	5.79	5.79	New zone to east
WH13-106	8600	4794	40.15	46.00	5.85	0.89	0.89	WA
incl			43.20	46.00	2.80	1.57	1.57	WA
WH13-103	8600	4822	45.50	61.70	16.20	9.39	9.06	WA
incl			48.90	61.70	12.80	11.27	10.85	WA
and			82.40	88.00	5.60	0.55	0.55	WB
WH13-096	8600	4934	82.80	88.60	5.80	0.89	0.89	WA
and			105.25	106.00	0.75	10.60	10.60	WA
and			120.00	123.75	3.75	6.94	6.94	WB
WH13-109	8600	5018	100.40	102.30	1.90	1.80	1.80	WH41
WH13-111	8600	5018	112.15	112.80	0.65	13.20	13.20	WH41
WH13-132	8500	4863	86.00	96.85	10.85	3.99	3.99	WA
incl			93.70	96.85	3.15	4.31	4.31	WA
and			119.40	126.00	6.60	2.60	2.60	WB
WH13-131	8500	4888	104.10	110.80	6.70	1.39	1.39	WA
and			124.00	132.20	8.20	6.85	6.85	WB
WH13-093	8400	5011	218.90	228.00	9.10	0.80	0.80	WC
WH13-112	8400	5039	248.10	251.00	2.90	0.87	0.87	WC
WH13-098	8200	4978	176.10	206.20	30.10	6.02	6.02	WA1
incl			179.85	195.70	15.85	10.55	10.55	WA1

HoleID	Line	Station	From	To	Length*	Gold g/t	Gold g/t (samples cut to 45 g/t gold)	Zone
WH13-095	8200	5006	183.45	197.00	13.55**	6.83	4.47	WA1
incl			191.10	196.40	5.30**	16.74	10.70	WA1
and			200.25	203.00	2.75	3.74	3.74	WA
and			214.20	218.30	4.10	3.42	3.42	WA2
incl			214.20	215.80	1.60	8.05	8.05	WA2
and			231.00	233.55	2.55	0.53	0.53	WB
WH13-105	8200	5034	208.50	211.00	2.50	26.12	17.38	WA1
and			234.55	245.20	10.65	2.14	2.14	WB
and			256.40	261.65	5.25	0.95	0.95	WC
and			265.40	269.40	4.00	0.79	0.79	WD
and			291.45	298.60	7.15	1.04	1.04	WF
WH13-108	8200	5062	235.90	238.30	2.40	2.65	2.65	WA2
and			247.00	251.40	4.40	1.09	1.09	WB
and			276.25	278.00	1.75	1.81	1.81	WC
and			293.35	295.35	2.00	0.64	0.64	WD
and			300.00	316.00	16.00	1.25	1.25	WE
WH13-110	8200	5090	291.30	291.85	0.55	8.89	8.89	WC
WH13-130	8100	4988	205.90	226.00	20.10	1.36	1.36	WA
and			246.00	253.30	7.30	4.31	4.31	WB
and			265.30	279.45	14.15	1.06	1.06	WC
and			298.60	304.20	5.60	1.70	1.70	WD
WH13-097	8000	5035	255.20	259.40	4.20	0.70	0.70	WB
WH13-094	8000	5063	234.20	259.20	25.00	4.13	4.13	WA1
incl			234.20	247.90	13.70	4.58	4.58	WA1
incl			252.40	256.50	4.10	9.30	9.30	WA
WH13-092	8000	5091	236.65	265.30	28.65	2.57	2.57	WA1
incl			249.50	256.00	6.50	9.08	9.08	WA
WH13-099	8000	5119	295.00	306.60	11.60	2.44	2.44	WB
and			319.50	321.55	2.05	0.69	0.69	WC1
and			325.80	332.00	6.20	0.60	0.60	WC
and			353.40	357.50	4.10	2.50	2.50	WE

HoleID	Line	Station	From	To	Length*	Gold g/t	Gold g/t (samples cut to 45 g/t gold)	Zone
WH13-102	8000	5147	292.70	293.35	0.65	23.40	23.40	WA2
and			301.20	305.30	4.10	1.44	1.44	WB1
and			311.30	314.25	2.95	2.50	2.50	WB
and			353.00	357.65	4.65	1.16	1.16	WC
WH13-104	8000	5175	349.90	353.00	3.10	0.89	0.89	WC
and			375.85	379.90	4.05	1.67	1.67	WE
OT13-367	7700	5075	304.70	306.40	1.70	4.71	4.71	WA1
and			310.00	334.20	24.20	6.73	6.73	WA
incl			314.90	329.40	14.50	10.41	10.41	WA
OT13-368	7500	5155	368.80	381.80	13.00	6.37	5.54	WA
and			385.60	389.80	4.20	0.83	0.83	WA
and			395.50	400.50	5.00	0.58	0.58	WA2
OT13-376	7300	5225	420.70	437.00	16.30	9.37	3.45	WA
incl			422.50	435.20	12.70	11.89	4.30	WA
incl			426.55	426.95	0.40	286.00	45.00	WA
OTG2	6800	5725	695.50	705.05	9.55	1.69	1.69	WH
incl			699.65	705.05	5.40	2.74	2.74	WH
incl			701.60	704.05	2.45	5.62	5.62	WH

*The geometry of the lower, eastern shoots is not fully understood at this time. True widths are believed to be 85-90% of intersected widths.
**previously released July 17, 2013 news release

B2Gold’s Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver where samples are analysed by metallic screen fire assay and/or fire assay with atomic absorption finish and/or gravimetric finish using one assay tonne. Samples are prepared at ALS Minerals in Swakopmund, Namibia. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 90% by B2Gold and 10% by EVI Gold (Pty) Ltd, a Namibian empowerment group.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.